[LETTERHEAD OF KATTEN MUCHIN ROSENMAN LLP]

February 13, 2006

Securities and Exchange Commission                     MARK I. FISHER
100 F Street, N.E.                                     212-940-8877
Washington, D.C. 20549                                 E-MAIL ADDRESS
                                                       mark.fisher@kattenlaw.com
Attention: Jeffrey Shady                               Direct Fax Number
           Elaine Wolff                               (212) 935-8405

      Re: Winthrop Realty Trust, Registration Statement on Form S-3, Filed February 6, 2006; File No. 333-131595

Ladies and Gentlemen:

We are in receipt of your February 13, 2006 letter with respect to the above-described Registration Statement on Form S-3 (the "Registration Statement") of Winthrop Realty Trust (the "Company"). A copy of your letter is enclosed.

In response to your comment as to the eligibility of the Company to use Form S-3, please be advised that, as of January 31, 2006, the aggregate market value of the Company's common equity held by non-affiliates was $138,173,000. Accordingly, we believe that the Company is eligible to use Form S-3 in connection with all offerings described in the Registration Statement.

Please feel free to call Mark Fisher at (212) 940-8877 or Elliot Press at (212) 940-6348 if you should have any further questions.

Sincerely yours,


/s/ Mark I. Fisher

Mark I. Fisher

cc: Carolyn Tiffany

MIF:bls